UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ONCOR, INC.
(Name of Issuer)

Common Stock
(Title Class of Securities)

682311113
(CUSIP Number)

Mr. John Pappajohn
Equity Dynamics, Inc.
2116 Financial Center
Des Moines, Iowa  50309
515-244-5746
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

June 1, 1998
(Date of Event which Requires Filing of this Statement)

Check the following box if a fee is being paid with this statement: / /


(1)    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       John Pappajohn  ###-##-####
       Mary Pappajohn  ###-##-####

(2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

       (a)  /  /
       (b)  /  /

(3)    SEC USE ONLY

(4)    SOURCE OF FUNDS

       PF

(5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)

       /   /

(6)    CITIZENSHIP OR PLACE OR ORGANIZATION

       U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REAPORTING
PERSON WITH:

(7)    SOLE VOTING POWER

       2,878,286

(8)    SHARED VOTING POWER

       0

(9)    SOLE DISPOSITIVE POWER

       2,878,286

(10)   SHARED DISPOSITIVE POWER

       0

(11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON

       2,878,286

(12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES

       /  /

(13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

       8.97%

(14)   TYPE OF REPORTING PERSON

       IN


SCHEDULE 13D

The information contained herein is filed with respect to the Common Stock, $0.01 par value of Oncor, Inc. by John and Mary
Pappajohn.



Item 1.     Security and Issuer

     The Class of securities to which this Statement relates is the Common Stock, $0.01 par value (the "Stock") of Oncor,Inc., a Maryland Corporation (the "Company"), whose address is 209 Perry Parkway, Gaithersburg, Maryland 20877. The principal executive officers of Oncor are:

       Jose Coronas        Chairman of the Board of Directors and
                           Acting Chief Executive Officer

       Cecil Kost          President and Chief Operating Officer

       John Coker          Chief Financial Officer, Secretary and
                           Treasurer


Item 2.      Identity and Background

     This Statement is being filed by John and Mary Pappajohn, whose business address is 666 Walnut Street, 21st Floor, Des Moines, Iowa, 50309. Mr. Pappajohn is the President of Equity Dynamics, Inc., a financial consulting firm, and sole owner of Pappajohn Capital Resources, a venture capital firm, both located in Des Moines, Iowa. For purposes of this Statement, shares benefically owned by Mr. and Mrs. Pappajohn include shares owned by entities solely owned by John or Mary Pappajohn.

     During the last five years Mr. and Mrs. Pappajohn have not been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors. During the last five years Mr. and Mrs. Pappajohn have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. and Mrs. Pappajohn are a citizens of the United States of America.


Item 3.     Source and Amount of Funds or Other Consideration

     On June 1, 1998, Mr. Pappajohn received an option to purchase 500,000 shares of the Company's Common Stock. This option was issued in connection with Mr. Pappajohn's guaranty of the Company's revolving credit facility.

     On June 1, 1998, Mr. Pappajohn received an option to purchase 875,000 shares of the Company's Common Stock. This option was issued to Mr. Pappajohn in connection with a waiver of Mr.
Pappajohn's rights to receive proceeds from the anticipated sale of certain assets of the Company.


Item 4.     Purpose of the Transaction

     The Shares were acquired for investment purposes only.

       (a) Mr. Pappajohn expects to hold the Stock for investment purposes and has no plans to dispose of the shares or options of the Company.

       (b - j)  Not Applicable.


Item 5.     Interest in Securities of the Issuer

       (a) Mr.and Mrs. Pappajohn own 923,286 shares of Stock representing 2.88% and 1,955,000 Options representing 6.09% of the Company's issued and outstanding shares assuming conversion of all Options held by Mr. and Mrs. Pappajohn.

       (b) Mr. and Mrs. Pappajohn have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the 923,286 shares of Stock and 1,955,000 Options.

       (c) On June 1, 1998, Mr. Pappajohn received an option to purchase 500,000 shares of the Company's Common Stock.

          On June 1, 1998, Mr. Pappajohn received an option to purchase 875,000 shares of the Company's Common Stock.

       (d - e)  Not applicable.


Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of Issuer

     No contracts, arrangements, understandings or relationships
(legal or otherwise) have been entered into by Mr. and Mrs.
Pappajohn and any other person with respect to any of the Stock of the Company except those that have been described herein and/or are attached hereto as exhibits.


Item 7.     Material to be Filed as Exhibits

     Not applicable.


Item 8.     Certification and Signature:

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated:  June 10, 1998



___________________________
John Pappajohn

___________________________
Mary Pappajohn